[Letterhead of Gibson, Dunn & Crutcher LLP]
October 30, 2009

(415) 393-8322

(415) 374-8461

VIA EDGAR AND HAND DELIVERY

Mr. Mark P. Shuman
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-7010
C 36333-00002

Re:	Ancestry.com Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed August 3, 2009 File No. 333-160986
Dear Mr. Shuman:
     Ancestry.com Inc. (the “Company”) is filing its Amendment No. 4 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). We will provide you with marked copies of Amendment No. 4 to expedite your review. In Amendment No. 4, the Company addresses the matters covered in our letter dated October 26, 2009. The Company plans to request the acceleration of the effectiveness of the Registration Statement on October 30, 2009 such that the Registration Statement be declared effective November 4, 2009 at 2:00 p.m. Eastern time, or as soon as practicable thereafter. We will provide you with copies of the acceleration request upon their filing.

Mr. Mark P. Shuman
Securities and Exchange Commission
October 30, 2009

     If you have any questions, please do not hesitate to call Barbara Becker at (212) 351-4062 or me at (415) 393-8322.
Very truly yours,

/s/ Stewart L. McDowell

Stewart L. McDowell

cc:	William Stern, Ancestry.com Inc.
Barbara Becker, Gibson, Dunn & Crutcher LLP
Craig D. Wilson, Securities and Exchange Commission
Ryan Rohn, Securities and Exchange Commission
Ryan Houseal, Securities and Exchange Commission
Jeffrey Saper, Wilson Sonsini Goodrich & Rosati, P.C.
Robert Day, Wilson Sonsini Goodrich & Rosati, P.C.